T4L INC.

ANNUAL REPORT

8267 PARKSTONE PL 108, Naples,
FL 34120

https://www.t4l.me/
+1(239)203-3313

This Annual Report is dated August 12, 2021.

BUSINESS

There is a rapidly changing landscape in the automotive transportation market. The conventional business models are being challenged by changing social, economic and overall purchase behavior patterns.

T4L identified and mapped out the intersection of changing car ownership to car usership, the rapid conversion to Electric Vehicles, the digitization of all users with mobile devices, next generations focusing on good Planet Practices, and the success of the client first services models. With this opportunity T4L - Transportation 4 Life - was created.

T4L provides an all-inclusive, hassle-free Transportation Subscription Service based on a fleet of electric vehicles such as Tesla, Nissan & Porsche. T4L handles all the details of endless paperwork and hassles of dealing with dealerships, the DMV, insurance, financing and maintenance to assure our Subscribing Members can simply enjoy driving their electric vehicle.

Previous Offerings

Type of security sold: SAFE
Final amount sold: $198,886.00
Use of proceeds: Operations
Date: April 30, 2021
Offering exemption relied upon: Regulation CF
Name: Common Stock

Type of security sold: Equity
Final amount sold: $1,305,300.34
Number of Securities Sold: 1,000,000
Use of proceeds: Initial issuance of founders stock ($100 + $1,305,200.34 additional paid-in capital)
Date: August 25, 2020
Offering exemption relied upon: Section 4(a)(2)

**REGULATORY INFORMATION**

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION**

Operating Results – 2019 Compared to 2018

How long can the business operate without revenue:

The Company started revenue generation in May of 2021.

Foreseeable major expenses based on projections:

Our largest use of capital is the CAPEX for the fleet. We have arranged long-term capital lease financing for it.
Future operational challenges:
CAPEX for the fleet is always the number one challenge, and then, reducing the cost of capital for that CAPEX.

Future challenges related to capital resources:

We have an open-ended capital lease with Utica LeasCo, LLC to finance the fleet. It is a 75% advance facility at 14% cost of capital. As the company matures its credit, we are working on reducing that rate with the current source, and we are also in negotiations with other sources. We expect to stair-step our way down to to 5%-6% range within the next 24 months. This is the key challenge for improved growth and earnings.

Future milestones and events:

Our future milestones include: 1) a second revolving asset-backed line in the 6-10% cost of capital range, and 2) packaging of a portfolio of assets and contracts for Asset Backed Securitization. For an exit plan, we expect to take the company public on a major exchange.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We have around $100,000 in the bank, our burn rate is around $10K, and we will put about 25% equity into the cars, which is the largest expenditure. We have arranged a 75% advance rate on capital leasing line with Utica Leaseco, LLC.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
The funds are critical for the operating capital and growth of the business. At this time, we have more orders than we can fulfill, and this capital will add valuable resources to facilitate the orders.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
No, we can move forward alone and tell customers we cannot deliver due to working capital constraints. Of the total funds the company has available to use, 35% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
We can operate at a minimal burn rate and organically grow the business at a very slow rate. If the Company raises $10,000 minimum amount, we anticipate the Company will be able to operate for 4 months at the minimum.

How long will you be able to operate the company if you raise your maximum funding goal?
Most of the capital is used as a revolver to accelerate growth and deploy revenue generasting assets. If the maximum is $300,000, we can operate for 1 year at reduced growth rate. If we increase of maximum funding goal, once our audit is complete, to $4,800,000, we can operate until cash flow positive.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
We expect to arrange more attractive CAPEX funding with our relationships with other banks as the company matures and has a credit profile. We believe that the total fleet portfolio can be securitized with much lower cost of capital when the company has more than 100 cars.

Debt

Creditor: Utica LeasCo, LLC
Amount Owed: $130,000.00
Interest Rate: 14.0%
Maturity Date: November 25, 2025

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Allen Witters
Allen Witters's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO, Chairman, and Secretary
Dates of Service: September 01, 2020 - Present
Responsibilities: Responsibilities include making major corporate decisions and managing the overall operations and resources of a company. All executives are on revenue performance pay.
Other business experience in the past three years:
Employer: Gravitas Infinitum
Title: CEO
Dates of Service: January 01, 2018 - Present
Responsibilities: Responsibilities include making major corporate decisions and managing the overall operations and resources of a company.
Other business experience in the past three years:
Employer: Gravitas Carbotura
Title: Project Lead
Dates of Service: July 01, 2019 - Present
Responsibilities: Responsibilities managing the operations and resources of a company.
Other business experience in the past three years:
Employer: Standard Harvest
Title: Managing Director, CEO, and CTO
Dates of Service: February 01, 2015 - Present
Responsibilities: Responsibilities include making major corporate decisions and managing the overall operations and resources of a company.
Other business experience in the past three years:
Employer: 797 Capital / Power
Title: Managing Partner

Dates of Service: January 01, 2014 - Present

Responsibilities: Responsibilities include supervising daily activities, monitoring performance, etc.

Other business experience in the past three years:

Employer: Falcon Group

Title: Managing Partner

Dates of Service: January 01, 2001 - Present

Responsibilities: Responsibilities include supervising daily activities, monitoring performance, etc.

Name: John Arciero

John Arciero's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO

Dates of Service: September 01, 2020 - Present

Responsibilities: Responsibilities include overseeing the day-to-day administrative and operational functions of a business. All executives are on revenue performance pay. John is working 20-30 hours per week on T4L.

Other business experience in the past three years:

Employer: Gravitas Infinitum

Title: COO & Managing Director

Dates of Service: May 01, 2018 - Present

Responsibilities: Responsibilities include overseeing the day-to-day administrative and operational functions of a business.

Other business experience in the past three years:

Employer: PRISEWell LLC

Title: CEO & Co-Founder

Dates of Service: March 01, 2018 - Present

Responsibilities: Responsibilities include making major corporate decisions and managing the overall operations and resources of a company.

Other business experience in the past three years:

Employer: Sycamore I LLC

Title: Managing Director

Dates of Service: January 01, 2009 - Present

Responsibilities: Responsibilities include overseeing other directors.

Other business experience in the past three years:

Employer: Arciero Associates LLC

Title: Principal Consultant & Owner

Dates of Service: October 01, 2003 - Present

Responsibilities: Responsibilities include providing consulting services and overseeing business operations.

Name: Dan Bryant

Dan Bryant's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CLO

Dates of Service: September 01, 2020 - Present

Responsibilities: Responsibilities include the company minimizing its legal risks by advising the company's other officers and board members. All executives are on revenue performance pay.

Other business experience in the past three years:

Employer: Gravitas Infinitum

Title: CLO

Dates of Service: May 01, 2018 - Present

Responsibilities: Responsibilities include the company minimizing its legal risks by advising the company's other officers and board members.

Other business experience in the past three years:

Employer: Thrivent

Title: Vice President Corporate Strategy and Partnerships

Dates of Service: June 01, 2018 - February 01, 2020

Responsibilities: Responsibilities included overseeing business relationships, partnerships, and alliances for the organization.

Other business experience in the past three years:

Employer: Legal Business Advisors

Title: Founder / Managing Partner

Dates of Service: September 01, 2009 - Present

Responsibilities: Responsibilities include overseeing business operations.

Name: Luis Camarena

Luis Camarena's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CRO

Dates of Service: August 28, 2020 - Present

Responsibilities: Responsibilities include sales and marketing. All executives are on revenue performance pay.

Other business experience in the past three years:

Employer: Gravitas Infinitum

Title: CMO

Dates of Service: May 16, 2018 - Present

Responsibilities: Building and implementing business growth strategies to meet the strategic objectives of Gravitas Infinitum and its subsidiaries.

Other business experience in the past three years:

Employer: Asentex

Title: CEO

Dates of Service: January 01, 2012 - Present

Responsibilities: Responsibilities include making major corporate decisions and managing the overall operations and resources of a company.

Other business experience in the past three years:

Employer: Director of Business Development

Title: Standard Harvest
Dates of Service: October 01, 2017 - September 01, 2019
Responsibilities: Develop, coordinate, and implement plans designed to increase
existing business and capture new opportunities

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Gravitas Infinitum LLC (solely managed by Allen Witters)	1,000,000 shares	Common Stock	100%
				_____%

RELATED PARTY TRANSACTIONS

NA

OUR SECURITIES

The Company's Securities

The Company has authorized Common Stock, and SAFEs. As part of the Regulation Crowdfunding raise, the Company will be offering up to 8,002 of Common Stock. Common Stock

The amount of security authorized is 10,000,000 with a total of 1,000,000 outstanding.

Voting Rights

1 vote per share

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest. These are the risks that relate to the Company: Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to

sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $336,084 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed

to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits T4L was formed on August 25, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. T4L has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few

customers, and effectively no revenue. If you are investing in this company, it's because you think that EV Subscription Service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on August 12, 2021.

T4L INC.

By   /s/ Allen L. Witters
       _____

       Name   ___Allen L. Witters_____
       :

       Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Allen L. Witters, Principal Executive Officer of T4L INC., hereby certify that the financial statements of T4L INC. included in this Report are true and complete in all material respects.

_____Allen L. Witters, CEO_____

Principal Executive Officer

T4L, Inc. (the "Company") a Delaware Corporation

Standalone Financial Statements (unaudited) and
Independent Accountant's Review Report

Months Ended December 31st, 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
T4L, Inc.

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of December 31st, 2020 and the related statements of operations, statement of cash flows, and statement of changes in stockholder's equity for the months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
March 9th, 2021

Vincenzo Mongio

T4L, Inc.
Standalone Balance Sheet
As of December 31, 2020

		12/31/20
Assets		
Current Assets		
Cash	$	-
Total Current Assets	$	-
Total Assets	$	-
Liabilities		
Total Liabilities	$	-
Stockholder's Equity		
Common Stock	$	100
Additional Paid-In Capital	$	664,302
Retained Earnings	$	-
Net Income	($	664,402)
Total Stockholder's Equity	$	-
Total Liabilities and Stockholder's Equity	$	-

T4L, Inc.
Standalone Statement of Operations
For the Months Ended December 31, 2020

		12/31/20
Income		
Revenue	$	-
Total Income	$	-
Selling, General and Administrative Expenses		
Selling, General and Administrative Expenses	$	664,402
Total Selling, General and Administrative Expenses	$	-
Net Loss from Operations	($	664,402)

3

T4L, Inc.
Standalone Statement of Cash flows
For the Months Ended December 31, 2020

	12/31/20
Cash flows from Operating Activities:	
Net Loss	($ 664,402)
Net Cash provided by Operating Activities	($ 664,402)
Cash Flows from Investing Activities:	
Net Cash provided by Investing Activities	$ -
Cash Flows from Financing Activities:	
Issuance of Stock	$ 664,402
Net Cash provided by Investing Activities	$ 664,402
Net (decrease) increase in Cash and Cash equivalents	$ -
Cash and Cash Equivalents at the beginning of the period	$ -
Cash and Cash Equivalents at the end of the period	$ -

T4L, Inc.
Standalone Statement of Changes in Stockholder's Equity
As of December 31, 2020

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	# of Shares	Amount			
Balance as of 8/25/20	-	$ -	$ -	$ -	$ -
Net Income				$ -	$ -
Common Stock Issued	1,000,000	$ 100	$ 664,302	$ -	$ 664,402
Balance as of 12/31/20	1,000,000	$ 100	$ 664,302	$ -	$ 664,402

Note 1 – Organization and Nature of Activities

T4L, Inc. ("the Company") is a wholly-owned subsidiary of Gravitas Infinitum, LLC and is a corporation formed under the laws of the State of Delaware. The company will offer a vehicle subscription service that will provide members with unlimited access to a member selected fleet of electric vehicles through a monthly member subscription service.

The Company will conduct an additional equity crowdfunding offering during 2021 for the purposes of raising operating capital.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

Our standalone financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Selling, General, and Administrative

Selling, general, and administrative expenses consist of marketing, payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act,

5

any NOLs will be limited to 80% of taxable income generated in future years.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable units and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs include inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Note 3 – Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 4 - Stockholder's Equity

The company has authorized 10,000,000 shares of common stock with a par value of $.0001 each, of which 1,000,000 shares of common stock were issued and outstanding. The Company is wholly owned by its Holding Company, Gravitas Infinitum, LLC.

Note 5 - Subsequent Events

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 26, 2020, the date these financial statements were available to be issued. There were no significant events that required disclosure.

Note 6 - Risks and Uncertainties

Like all businesses, the company is subject to risks and uncertainties, some of which are be described as follows:

COVID-19: Since December 31st, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The company has been negatively impacted by COVID-19, but has determined that these events are non-adjusting events. Accordingly, the financial position and results of operations as of and for the months ended December 31, 2020 have not been adjusted to reflect their impact.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

Note 7 – Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

As a startup, our CEO, CFO, and COO are considered key personnel. Anything preventing their regular involvement would temporarily hinder operations.

While processes are constantly being developed to create standard procedures, our executive team currently plays a major role in operations. Should any issues prevent their involvement, the business will likely incur a period of reduced output and operations.

If we do not develop successful new services or improve existing ones, our business will suffer.

Our ability to engage, retain, and increase our user base and to generate our revenue will depend heavily on our ability to successfully create or improve services both independently and together with third parties. We may introduce significant changes to our existing services or develop and introduce new and

unproven services, including technologies with which we have little or no prior development or operating experience.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.